(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Union Security Life Insurance Company of New York

Full Name of Registrant

N/A

Former name if Applicable

212 Highbridge Street, Suite D

Address of Principal Executive Office (Street and Number)

Fayetteville, NY 13066

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

☒	(a).	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b).	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c).	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of Union Security Life Insurance Company of New York (the “Company”) is assessing whether certain amounts were incorrectly classified in the Company’s unaudited Statement of Cash Flows for the period ended September 30, 2006 and prior periods. The potential misclassifications are primarily attributable to the net increase (decrease) in payables and receivables arising from investment purchases and sales that had not yet settled as of the end of the reporting period. This could affect the subtotals of cash flows from operating and investing activities, but will have no impact on the Company’s Balance Sheets or the Statements of Operations as of the end of or for any previously reported period. As a result of this review, the Company is also assessing the effectiveness of its controls over financial reporting as they relate to the preparation of the Statement of Cash Flows.

As a result of the above continued assessment, the Company was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (the “10-Q”) within the prescribed time period without unreasonable effort or expense. The 10-Q, which was due to be filed on November 14, 2006, is expected to be filed prior to or on November 20, 2006; however, there can be no assurance that the 10-Q will be filed on or prior to such date. The Company is filing this report for a five day extension, from November 14, 2006 to November 20, 2006, for filing its 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Katherine Greenzang (Name)	212 (Area Code)	859-7021 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Some of the statements included in this Form 12b-25, particularly those anticipating future financial performance, business prospects, growth and operating strategies and similar matters, are forward-looking statements that involve a number of risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. For a discussion of the factors that could affect the Company’s actual results, please refer to the risk factors identified from time to time in the Company’s SEC reports, including, but not limited to, the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

Union Security Life Insurance Company of New York

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2006	By:	/s/ Peter A. Walker
Treasurer and Chief Financial Officer